EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement Nos. 333-166756, 333-168161 and 333-169651 on Form S-3 and Registration Statement Nos. 333-168802, 333-169814 and 333-171168 on Form S-8 of Magnum Hunter Resources Corporation of our reports dated February 18, 2011, relating to the consolidated financial statements and financial statement schedules of Magnum Hunter Resources Corporation and subsidiaries (the “Company”), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Magnum Hunter Resources for the year ended December 31, 2010. We also consent to the reference to our firm under the heading “Experts” in such Prospectus and Prospectus Supplements relating to the Registration Statements listed above.

/s/  HEIN & ASSOCIATES LLP

Dallas, Texas
February 18, 2011